Putnam Investments
One Post Office Square
Boston, MA 02109
September 13, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Post-Effective Amendment No. 65 to the Registration Statement on Form
N-1A (File No. 811-05346) (the “Registration Statement”) of Putnam Variable Trust (the
“Registrant”), filed with the Securities and Exchange Commission (the “Commission”)
on July 19, 2018 (the “485(a) Amendment”), with respect to its series, Putnam VT Small
Cap Growth Fund (formerly Putnam VT Capital Opportunities Fund) (the “Fund”).

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, on behalf of the Staff of the Commission (the “Commission Staff”) on September 4, 2018 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 66 to the Registration Statement (the “485(b) Amendment”), filed with the Commission on or around the date hereof. References to specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding text of the 485(a) Amendment, as indicated.

General Comments

1. Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Registrant confirms that it will revise the Registration Statement to remove all brackets and provide all material information.

2. Comment: The Commission Staff observes that the footnote to the table describing the fees and expenses Fund shareholders may pay references Putnam Investment Management, LLC’s (“Putnam Management”) contractual obligation to limit certain fund expenses. Please confirm supplementally whether Putnam Management is permitted to recoup any of the fees or expenses limited pursuant to this arrangement.

Response: The Registrant confirms that Putnam Management is not permitted to recoup any of the fees waived or expenses reimbursed pursuant to its contractual obligation to limit certain fund expenses.

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3. Comment: In the summary prospectus, please consider adding a heading or using bullet points for each risk factor discussed under the heading “Risks.”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Registrant’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A.

4. Comment: In the section “What are the fund’s main investment strategies and related risks?”, please consider moving the “Foreign investments” disclosure under the heading “Other investments” to signify that these are not principal investments of the Fund.

Response: The Registrant notes that the “Foreign investments” disclosure explains the extent to which the Registrant expects the Fund to use these investments and does not believe that moving these disclosures under the heading “Other investments” would provide any additional clarity to an investor. The Registrant, therefore, respectfully declines to make this change.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Yana Guss, Esq., Ropes & Gray LLP

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